October 23, 2003	GRUPO CASA SABA

3Q03 Earnings Release
Operating margin recovered slightly while cost-bearing liabilities decreased 40%

Financial Highlights:
(Figures in Millions of pesos as of September 2003, variations with respect to the same period of 2002 except where noted)

· Net sales grew by 0.79%
· Gross margin was 9.70%, an increase of 24 basis points compared to 2Q03
· Operating expenses were reduced by 3.62%, expenses as a percentage of sales dropped from 6.76% in 3Q02 to 6.47% in 3Q03
· Operating profit fell 8.42% to $142.21 million
· Operating margin decreased from 3.55% in 3Q02 to 3.23% in 3Q03, a reduction of 32 basis points
· Operating profit plus depreciation and amortization was $164.52 million, 8.58% less than in the same period of the previous year
· Net income declined 15.05% to $113.90 million
· On August 13, 2003 the company paid out $100.00 million in dividends
· Cost-bearing liabilities fell 40.42% to $300.00 million
· Cost-bearing liabilities less cash declined, from $183.58 million in 3Q02 to ($26.99 million) in 3Q03

Mexico City, October 23, 2003. Grupo Casa Saba (also known as “Saba”, “GCS,” “the company” or “the group”). Grupo Casa Saba, one of the leading distributors in Mexico of pharmaceutical products, beauty, personal care and consumer goods, general merchandise and publications, announces its consolidated financial and operating results for 3Q03.

For Casa Saba, the third quarter was a period of great challenges. During this time, we initiated a series of innovative marketing and operational strategies that helped us to better meet our clients’ needs and focus on improving the lower income generation reported in 2Q03.

As we stated in our 2Q03 report, measures were implemented to help promote sales growth (Private Pharma, Health, Beauty and Consumer Goods) as well as to ensure the group’s profitability and a strong financial position. On the one hand, we reviewed our conditions and commercial relationship with our clients and suppliers. Also, we implemented internals measures to improve our level of operational efficiency and to increase our presence with our traditional and special clients.

In terms of our special clients, the strategies that we implemented focused on increasing our ability to respond to our clients’ needs as well as our value added services.

Our greatest strength is our ability to service our clients. Therefore, in both the traditional and special channels, we launched new commercial strategies that focused on increasing our support services and value added services.

To date, we believe that our strengths, combined with the previously mentioned strategies, are yielding positive results. Together they have allowed us to, in consolidated terms, continue to grow our sales and improve the gross and operating margins by 24 and 27 basis points, respectively, compared to 2Q03. We consider this a significant achievement as it demonstrates a positive trend change in a short time period.

Despite the fact that the best results from this quarter are negative compared to the figures from the third quarter of 2002, we expect to improve our income generation in the future.

One point that is worth noting from this period is that the discipline under which the Group has operated allowed us to reduce our cost-bearing liabilities by more than 40%. In addition, for the first time since the new administration took control of the company, Casa Saba can report that its total cost-bearing liabilities less cash represents ($26.99 million) despite having paid out dividends in the amount of $100.00 million on August 13, 2003.

Sales Breakdown by DIVISION:

Private Pharma

Despite the fact that the private sector market for pharmaceutical products did not demonstrate substantial levels of growth over the quarter in terms of sales volume, sales from our leading division, Private Pharma, grew 3.09% over the same period of 2002. In this division, we continue to target significant efforts at our traditional clients who represent a higher percentage of sales compared to our special clients.

Government Pharma

Sales in our Government Pharma division decreased 42.84% versus the third quarter of the previous year due to GCS’s lower participation in PEMEX’s bidding process.

Health, Beauty and Consumer Goods

Sales in our Health, Beauty and Consumer Goods division grew by 4.72% compared to the third quarter of 2002, following the trend of Private Pharma. Growth in this division can be attributed in large part to our marketing efforts in all of the channels in which we operate (traditional pharmacies, supermarkets, convenience stores, etc…).

Publications

As a result of the restructuring within this division beginning in 3Q02, we believe that Citem’s performance this quarter outpaced that of the overall publications market, which, by our estimates, declined by approximately 9% this quarter. Nevertheless, given the weakness of this market, Citem registered a decline in sales of 5.74 % compared to the same period last year.

General Merchandise and Others

This division continued to decline as it has in recent periods. This is due primarily to the weakness of the market and the fact that we are no longer distributing Casio watches or office products, which affected our comparative base. Although this division represents less than 1% of overall sales, it is worth mentioning that our non-perishable food line grew 13.97% compared to the third quarter of 2002.

Division                                                                     % of Sales
Private Pharma                                                           82.85
Government Pharma                                                    2.39
Health, Beauty and Consumer Goods                      10.06
Publications                                                                   3.79
General Merchandise and Others                               0.91

TOTAL                                                                        100.00%

QUARTERLY RESULTS

GROSS PROFIT

In the third quarter of 2003, Grupo Casa Saba’s gross profit decreased 5.27% with respect to the same period 2002. As a result, the gross margin fell 62 basis points to 9.70 versus the period 3Q02. This decline is due to the previously mentioned changes in our commercial strategies. Nevertheless, it is important to note that gross margin increased 24 basis points with respect to the previous quarter.

Operating expenses

As a result of Grupo Casa Saba’s strict policy in terms of operational discipline, the expense ratio declined 29 basis points compared to the third quarter of 2002. Operating expenses in terms of sales were 6.47%. In terms of pesos, operating expenses declined 3.62% with respect to 3Q02.

Operating profit

Given that the reduction in expenses was not sufficient to offset the lower gross margin, operating profit decreased by 8.42% to $142.21 million compared to the third quarter of 2002. As a result, the operating margin declined 32 basis points to 3.23%.

Operating profit plus depreciation and amortization

During the third quarter of 2003, depreciation was 9.60% less than that of the same period in 2002. As a result, operating income plus depreciation and amortization fell 8.58% compared to the third quarter of 2002.

Cash and Cost-bearing Liabilities

Complying with the stated objectives implemented since the new administration took control of GCS, cost-bearings liabilities less cash fell to ($26.99 million) despite paying out a dividend of $100.00 million during the third quarter. This demonstrates a positive cash flow generation. In addition, this result shows that GCS is complying with its commitment to maintain a solid financial position as well as to distribute a portion of its generated income to our shareholders.

Comprehensive financing costs

This quarter, the CFC was $8.53 million, a decrease of 1.87% from the third quarter of the previous year. The decline was primarily due to a 25.68% reduction in interest paid.

Other expenses / Income

The category of other expenses/ (income) was $10.02 million, a decline of 4.68% in income compared to the third quarter of 2002. Income from this line was due primarily to the sale of assets as well as payment for services that GCS performed for third parties.

Tax provisions

Tax provisions for 3Q03 were $29.80 million, 29.42% higher than the provision in the third quarter of 2002. The increase was primarily due to a larger amount of deferred taxes. The effective tax rate for the quarter was 20.74%.

Net income

Net income fell 15.05% to $113. 90 million with respect to the third quarter of 2002. This reduction was due to a lower operating profit, lower reported income for other expenses/ (income) and a higher tax provision.

Working capital

In terms of working capital compared to the same period of 2002, both accounts receivable and inventory days (at cost) increased by 5.8 and 10.5 days respectively. Nevertheless, our supplier days rose to 11.3 days over 3Q02.

The 265.4 million shares issues by Grupo Casa Saba are listed on the Mexican Stock Exchange and in the form of ADRs on the New York Stock Exchange, both under the ticker symbol “SAB.” One ADR is equivalent to 10 common shares.

Grupo Casa Saba is one of the leading distributors in Mexico of pharmaceutical products, beauty, personal care and consumer products, general merchandise and publications. With more than 110 years of experience, the Company distributes to the majority of pharmacies, chains, self-service and convenience stores, as well as other specialized national chains.

As a precautionary note to investors, except for the historic information contained herein, certain themes discussed in this document constitute forward-looking statements. Said themes have risks and uncertainties, including the economic conditions in Mexico and other countries in which Casa Saba operates, as well as variations in the value of the Mexican peso as compared with the US dollar.

Grupo Casa Saba S.A. de C.V. and Subsidiaries Consolidated Balance Sheet Figures in thousands of pesos of purchasing power as of Sep 2003	Sep-03	Sep-02	VAR. 03-02

TOTAL ASSETS	6,536,413	5,778,047	758,365
Current Assets	5,260,963	4,469,070	791,893
Cash and Cash Equivalents	326,992	319,957	7,035
Accounts Receivable	2,797,926	2,493,316	304,610
Other Accounts Receivable	157,968	160,501	(2,533)
Inventory	1,944,345	1,456,792	487,553
Other Current Assets	33,733	38,504	(4,771)
Net Property, Plant and Equipment	970,906	1,008,849	(37,944)
Property	1,024,041	1,042,375	(18,335)
Machinery and Equipment	327,210	304,998	22,213
Other Equipment	392,178	369,475	22,704
Accumulated Depreciation	772,525	708,031	64,495
Construction in Progress	2	32	(31)
Deferred Assets (Net)	222,578	245,155	(22,576)
Other Assets	81,965	54,973	26,992

TOTAL LIABILITIES	3,087,373	2,724,468	362,904

Current Liabilities	2,676,411	2,356,661	319,750
Accounts Payable	2,265,660	1,743,240	522,420
Bank Debt	300,000	350,868	(50,868)
Accrued Taxes	(63,341)	134,808	(198,149)
Other Current Liabilities	174,093	127,746	46,347
Long-Term Liabilities		152,671	(152,671)
Bank Debt		152,671	(152,671)
Other Debt
Deferred Liabilities	410,961	215,136	195,825
Other Liabilities

Consolidated Shareholder’s Equity	3,449,040	3,053,579	395,461

Majority Stockholder’s Equity	3,449,040	3,053,579	395,461
Paid-In Capital	1,671,420	1,671,505	(85)
Capital Stock	167,903	167,903	(0)
Restatement in Capital Stock	774,275	774,281	(5)
Premium on Stock Sold	729,242	729,322	(80)
Capital Increase (Decrease)	1,777,620	1,382,074	395,546
Equity Reserve	1,949,786	1,442,165	507,621
Reserve for Shares Repurchase	890,654	890,569	85
Overage (deficit) on Restatement on Shareholder’s Equity	(1,401,117)	(1,373,629)	(27,488)

Net Income	338,296	422,968	(84,672)

Grupo Casa Saba S.A. de C.V. and Subsidiaries Consolidated Income Statement (Figures in thousands of pesos of purchasing power as of September 2003)	July –Sep 2002	% of sales	July –Sep 2003	% of sales	Variation $ %

NET SALES	4,368,238	100.00%	4,402,547	100.00%	34,309	0.79%
COST OF GOODS SOLD	3,917,496	89.68%	3,975,572	90.30%	58,076	1.48%
Gross Profit	450,742	10.32%	426,975	9.70%	(23,767)	(5.27%)
OPERATING EXPENSES	295,457	6.76%	284,770	6.47%	(10,687)	(3.62%)
Operating Income	155,285	3.55%	142,205	3.23%	(13,079)	(8.42%)
COMPREHENSIVE COST OF FINANCING
Interest paid	17,037	0.39%	12,662	0.29%	(4,374)	(25.68%)
Interest (earned)	(2,816)	(0.06%)	(848)	(0.02%)	1,969	(69.91%)
Exchange loss, net	(24)	0.00%	(1,334)	(0.03%)	(1,310)	n.c.
Gain / Loss on net monetary position	(5,509)	(0.13%)	(1,956)	(0.04%)	3,553	(64.50%)
Comprehensive cost of financing	8,688	0.20%	8,525	0.19%	(162)	(1.87%)

OTHER EXPENSES (INCOME)	(10,513)	(0.24%)	(10,021)	(0.23%)	492	(4.68%)

Income before taxes, profit sharing and extraordinary items	157,110	3.60%	143,701	3.26%	(13,409)	(8.53%)

PROVISIONS FOR:
Income tax	100,585	2.30%	(52,564)	(1.19%)	(153,149)	n.c.
Asset tax	954	0.02%	1,086	0.02%	132	13.84%
Deferred income tax	(78,513)	1.80%	81,279	1.85%	159,792	n.c.
Total Provisions	23,026	0.53%	29,800	0.68%	6,775	29.42%

Net income before extraordinary items	134,085	3.07%	113,901	2.59%	(20,183)	(15.05%)
Extraordinary items (income)	0	0.00%	0	0.00%	0	0.00%

Net income	134,085	3.07%	113,901	2.59%	(20,183)	(15.05%)

Depreciation and Amortization	24,681	0.57%	22,312	0.51%	(2,370)	(9.60%)
Operating income plus Depreciation and Amortization	179,966	4.12%	164,517	3.74%	(15,449)	(8.58%)